

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

January 23, 2018

Or Kles
Chief Financial Officer
My Size, Inc.
3 Arava St., P.O.B. 1026
Airport City, Israel 7010000

> **Re:** **My Size, Inc.**
> **Registration Statement on Form S-3**
> **Filed January 12, 2018**
> **File No. 333-222535**

Dear Mr. Kles:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Bernard Nolan, Attorney-Adviser, at (202) 551-6515 or, in his absence, me at (202) 551-3453 with any questions. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Jan Woo

Jan Woo
Legal Branch Chief
Office of Information
Technologies and Services

cc: Richard A. Friedman, Esq.
        Sheppard, Mullin, Richter & Hampton LLC